Exhibit 99.1

Draganfly Inc.

Condensed Consolidated Interim Financial Statements - Unaudited

For the Three and Six Months Ended June 30, 2026

(Expressed in Canadian Dollars)

Draganfly Inc.

Condensed Consolidated Interim Statements of Financial Position - Unaudited

Expressed in Canadian Dollars

		June 30,	December 31,
As at	Notes	2026	2025

ASSETS
Current Assets
Cash		$131,908,197	$90,156,821
Receivables	5	1,123,400	1,041,582
Inventory	6	10,460,765	3,903,139
Prepaids and Deposits	7	5,632,804	4,757,100
		149,125,166	99,858,642

Non-current Assets
Equipment	8	1,685,051	1,192,074
Intangible assets		32,501	36,112
Investments		28,571	71,429
Goodwill	4,9	2,961,303	-
Right of use assets	10	192,627	229,616
TOTAL ASSETS		$154,025,219	$101,387,873

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	12,18	$4,294,449	$3,397,343
Customer deposits		124,788	417,641
Deferred income	13	139,759	165,237
Derivative liability	14	338,032	492,470
Lease liabilities	11	138,107	143,624
		5,035,135	4,616,315

Non-current Liabilities
Deferred Income	13	31,761	44,512
Lease liabilities	11	88,163	130,251
TOTAL LIABILITIES		5,155,059	4,791,078

SHAREHOLDERS’ EQUITY
Share capital	14	295,905,990	229,698,507
Reserves – share-based payments	14	10,956,287	7,347,457
Reserves - warrants		126,534	126,534
Accumulated deficit		(158,108,608)	(140,446,908)
Accumulated other comprehensive income		(10,043)	(128,795)
TOTAL SHAREHOLDERS’ EQUITY		148,870,160	96,596,795
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$154,025,219	$101,387,873

Nature and Continuance of Operations (Note 1)

Approved and authorized for issuance by the Board of Directors on August 10, 2026.

“Kim Moody”	“Cameron Chell”

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

Draganfly Inc.

Condensed Consolidated Interim Statements of Comprehensive loss - Unaudited

Expressed in Canadian Dollars

		For the three months ended		For the six months ended
		June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Sales of goods	15	$2,560,378	$1,901,585	$4,792,509	$3,443,396
Provision of services	15	103,859	213,670	184,081	219,574
TOTAL REVENUE		2,664,237	2,115,255	4,976,590	3,662,970

COST OF SALES	6	(2,131,088)	(1,610,663)	(4,095,680)	(2,848,291)

GROSS PROFIT		533,149	504,592	880,910	814,679

OPERATING EXPENSES
Amortization		$1,806	$2,257	$3,611	$4,514
Depreciation	8,10	141,866	73,048	263,117	148,464
Director fees	18	152,717	139,187	272,214	271,838
Insurance		231,515	155,252	459,633	311,001
Office and miscellaneous	16	2,921,327	1,158,504	4,807,435	1,879,161
Professional fees		1,016,426	293,505	1,619,585	606,062
Research and development		1,412,520	125,813	2,041,158	287,698
Share-based payments	14,18	4,924,215	375,452	5,168,279	664,334
Travel		1,161,831	180,035	1,791,399	305,042
Employee and management expenses	18	4,152,237	2,471,263	7,653,251	4,407,235
		(16,116,460)	(4,974,316)	(24,079,682)	(8,885,349)
OTHER INCOME (EXPENSE)
Change in fair value of derivative liability	14	(8,931)	(180,318)	1,038,800	(22,489)
Finance and other gain		1,141,588	10,464	1,819,740	44,494
Foreign exchange gain (loss)		2,351,191	(87,168)	5,045,723	(104,408)
Gain (loss) on disposal of assets		6,170	(304)	(202)	(304)
Gain on recovery of notes receivable		-	8,233	-	34,185
Other income (expense)	17	60,459	(43,344)	(2,366,989)	(67,794)
		$3,550,477	$(292,437)	$5,537,072	$(116,316)
NET LOSS		$(12,032,834)	$(4,762,161)	$(17,661,700)	$(8,186,986)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified to profit or loss
Foreign exchange translation		201,170	5,415	161,609	(10,645)
Items that will not be reclassified to profit or loss
Change in fair value of equity investments at FVOCI		-	7,112	(42,857)	14,285
COMPREHENSIVE LOSS		(11,831,664)	(4,749,634)	(17,542,948)	(8,183,346)
Net Loss per share – Basic & diluted		$(0.33)	$(0.61)	$(0.51)	$(1.23)
Weighted average number of common shares outstanding – Basic & diluted		36,742,129	7,861,691	34,369,126	6,651,466

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Draganfly Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity - Unaudited

Expressed in Canadian Dollars

						Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Reserve – Share-Based Payments	Reserves – Warrants	Accumulated Deficit	Change in Fair Value of Investments at FVTOCI	Exchange Differences on Translation of Foreign Operations	Total Shareholders’ Equity
Balance at December 31, 2024	5,427,795	$110,742,984	$7,698,304	$3,776,428	$(117,465,829)	$(609,420)	$479,316	$4,621,783
Shares issued for financing	7,215,000	22,628,469	-	-	-	-	-	22,628,469
Share issue costs	-	(3,059,837)	796,555	-	-	-	-	(2,263,282)
Warrants issued	-	-	-	1,103,825	-	-	-	1,103,825
Shares issued for exercise of overallotment	100,000	265,971	-	-	-	-	-	265,971
Shares issue costs – overallotment	-	(28,030)	-	-	-	-	-	(28,030)
Shares issued for the exercise of warrants	1,184,167	4,304,475	-	(128,668)	-	-	-	4,175,807
Shares issued for the exercise of RSUs	41,016	935,730	(935,730)	-	-	-	-	-
Shared-based payments	-	-	664,334	-	-	-	-	664,334
Net loss	-	-	-	-	(8,186,986)	-	-	(8,186,986)
Change in fair value of equity investments at FVOCI	-	-	-	-	-	14,285	-	14,285
Translation of foreign operations	-	-	-	-	-	-	(10,645)	(10,645)
Balance at June 30, 2025	13,967,978	$135,789,762	$8,223,463	$4,751,585	$(125,652,815)	$(595,135)	$468,671	$22,985,531
Shares issued for financing	4,672,895	34,279,276	-	-	-	-	-	34,279,276
Share issue costs - Financing	-	(4,241,065)	1,429,172	-	-	-	-	(2,811,893)
Shares issued for exercise of warrants	10,528,180	63,557,141	(2,716,408)	(4,625,051)	-	-	-	56,215,682
Shares issued for exercise of RSU’s	175,722	313,393	(313,393)	-	-	-	-	-
Share-based payments	-	-	724,623	-	-	-	-	724,623
Net loss	-	-	-	-	(14,794,093)	-	-	(14,794,093)
Unrealized gain on investments available for sale	-	-	-	-	-	50,001	-	50,001
Other comprehensive income (loss)	-	-	-	-	-	-	(52,332)	(52,332)
Balance at December 31, 2025	29,344,775	$229,698,507	$7,347,457	$126,534	$(140,446,908)	$(545,134)	$416,339	$96,596,795
Shares issued for financing	5,030,000	48,033,503	-	-	-	-	-	48,033,503
Share issue costs - Financing	-	(5,729,246)	2,976,520	-	-	-	-	(2,752,726)
Shares issued for exercise of warrants	2,121,164	19,367,257	-	-	-	-	-	19,367,257
Shares issued for exercise of RSU’s	652,584	4,535,969	(4,535,969)	-	-	-	-	-
Share-based payments	-	-	5,168,279	-	-	-	-	5,168,279
Net loss	-	-	-	-	(17,661,700)	-	-	(17,661,700)
Unrealized gain on investments available for sale	-	-	-	-	-	(42,857)	-	(42,857)
Other comprehensive income (loss)	-	-	-	-	-	-	161,609	161,609
Balance at June 30, 2026	37,148,523	295,905,990	10,956,287	126,534	(158,108,608)	(587,991)	577,948	148,870,160

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Draganfly Inc.

Condensed Consolidated Interim Statements of Cash Flows - Unaudited

Expressed in Canadian Dollars

	For the six months ended June 30,
	2026	2025
OPERATING ACTIVITIES
Net loss	$(17,661,700)	$(8,186,986)
Adjustments for:
Amortization	3,611	4,514
Depreciation	263,117	148,464
Impairment of accounts receivable	45,436	71,614
Change in fair value of derivative liability	(1,038,800)	22,489
Impairment of inventory	149,503	(28,246)
Impairment (Gain) on recovery of notes receivable	-	(34,185)
Finance and other costs	2,508,924	27,614
Gain on disposal of assets	(203,732)	867
Share-based payments	5,168,279	664,334
	(10,765,362)	(7,309,521)
Net changes in non-cash working capital items:
Receivables	(127,254)	(471,998)
Inventory	(6,685,885)	(991,571)
Prepaids	(875,704)	(600,016)
Trade payables and accrued liabilities	(3,230,600)	170,823
Customer deposits	(292,853)	(277,872)
Deferred income	(38,229)	48,633
Cash used in operating activities	(22,015,887)	(9,431,522)

INVESTING ACTIVITIES
Purchase of equipment	(500,505)	(53,341)
Acquisition of Skip Dynamics	(3,055,733)	-
Repayment of notes receivable	-	34,185
Cash provided by (used in) investing activities	(3,556,238)	(19,156)

FINANCING ACTIVITIES
Proceeds from issuance of common shares for financing	68,277,951	23,998,265
Share issue costs	(5,167,222)	(2,318,926)
Proceeds from issuance of common shares for warrants exercised	7,171	4,175,807
Repayment of lease liabilities	(83,715)	(75,173)
Cash provided by (used in) financing activities	63,034,185	25,779,973

Effects of exchange rate changes on cash	4,289,316	(10,645)
Change in cash	37,462,060	16,329,295
Cash and cash equivalents, beginning of period	90,156,821	6,252,409
Cash and cash equivalents, end of period	$131,908,197	$22,571,059

SUPPLEMENTARY CASH FLOW DISCLOSURE
Interest paid	$21,455	$9,647
Interest received	1,841,195	-
Share issue costs in accounts payable	20,000	101,433
Fixed assets in accounts payable	22,204	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company’s shares trade on the following stock exchanges: NASDAQ: DPRO; CSE: DPRO; FSE: 3U8. The Company’s head office is located at 235 103rd St. E, Saskatoon, SK, S7N 1Y8 and its registered office is located at 2800 – 666 Burrard Street, Vancouver, BC, V6C 2Z7.

Draganfly is a manufacturer, contract engineering, and product development company within the commercial UAV space serving the public safety, civil, military, agriculture, industrial inspections and mapping and surveying markets.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The Company has prepared these financial statements on the basis that it will continue to operate as a going concern. These condensed consolidated interim financial statements include all necessary disclosures required for interim financial statements but do not include all disclosures required for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2025.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 10, 2026.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date when such control ceases.

The condensed consolidated interim financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc. (DII)	Canada	100%
Draganfly Innovations USA, Inc. (DI USA)	US	100%
Dronelogics Systems Inc. (“Dronelogics”)	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

6

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

3.	MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES, AND JUDGEMENTS

The preparation of condensed consolidated interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenue and expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed consolidated interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.

These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Accounting policy added in the quarter

Business Combinations

The acquisition method of accounting is used to account for the acquisition of businesses by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and debt incurred or assumed at the acquisition date. Costs directly attributable to the acquisition are expensed in the period incurred. The fair value of the assets and liabilities acquired is determined and compared to the fair value of the consideration paid. If the fair value of the consideration paid exceeds the fair value of the net assets acquired, then goodwill is recognized.

Goodwill

Goodwill represents the excess of value of the consideration transferred over the fair value of the net identifiable assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates.

Addition to the impairment of non-financial assets section of Financial Instruments

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If indicators exist, then the asset’s recoverable amount is estimated. The recoverable amounts of the following types of intangible assets are measured annually, whether or not there is any indication that it may be impaired:

●	an intangible asset with an indefinite useful life;
●	an intangible asset not yet available for use; and
●	goodwill recognized in a business combination.

The recoverable amount of an asset or cash-generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the condensed consolidated statement of comprehensive loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

7

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

3.	MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGEMENTS (CONT’D)

In respect of assets other than goodwill and intangible assets that have indefinite useful lives, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed in a subsequent period when there has been an increase in the recoverable amount of a previously impaired asset or CGU. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical accounting estimates:

a)	The value of inventories carried at the lower of cost and net realizable value;
b)	The measurement and recognition of deferred income tax assets and liabilities;
c)	Recoverable amount of CGU;
d)	Share-based payments;
e)	The measurement of the purchase price and identification of assets acquired and liabilities assumed in business combinations;
f)	Investments in private companies;
g)	Expected credit losses on trade receivables and notes receivable; and
h)	Useful lives of equipment and intangible assets

Critical accounting judgments:

a)	The determination of categories of financial assets and financial liabilities;
b)	The evaluation of the Company’s ability to continue as a going concern;
c)	Determination of the functional currency of the entity and its subsidiaries; and
d)	The assessment of indications of impairment of intangible assets.

4.	SKIP DYNAMIX ACQUISITION

On June 9, 2026, the Company acquired the assets of Skip Dynamix, Corporate (“Skip”), a company that had developed a fixed wing drone. The Company acquired it to diversify its drone offering and add a kind of drone not previously produced by the Company.

Consideration for the transaction is as follows:

a)	On the close of the transaction $2,523,255 USD in cash

The acquisition will be accounted for as a business acquisition under IFRS 3.

Skip contributed revenue of $nil and a net loss of $29,678 for the period between June 9, 2026, to June 30, 2026. If Skip had been acquired on January 1, 2026, the revenue of Skip for the six months period would have been $41,083. However, due to lack of IFRS-specific data prior to the acquisition of Skip, pro-forma profit or loss of the combined entity for the complete six-month period cannot be determined reliably.

8

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

4.	SKIP DYNAMIX (CONT’D)

In addition warrants were issued as part of the transaction and are considered employee compensation. See note 14 for details.

The preliminary purchase price and the allocation of consideration to the assets and liabilities acquired is as follows:

	USD	CAD
Cash portion of purchase price	$2,523,255	$3,519,184

Preliminary assets and liabilities acquired/assumed
Other net working capital	$(15,504)	$(21,623)
Inventory	89,539	124,880
	74,035	103,257

Working capital adjustment	325,965	454,624
Preliminary goodwill	2,123,255	2,961,303
Total preliminary consideration	$2,523,255	3,519,184

There is a working capital target of $400,000 USD that is to be achieved on closing and funds are held in escrow until the working capital test is completed 90 days after closing. Any differences (deficit or surplus) from the target working capital is a dollar for dollar adjustment to the purchase price.

The Company is still in the process of determining the value allocated to goodwill and whether amounts may need to be allocated to any other intangible assets. Accordingly, the purchase price is a preliminary allocation. The goodwill represents the value of acquiring the ability to produce a new fixed wing drone that was not part of the Company’s current offering and the expertise acquired through employees brought across with the knowledge to produce these drones.

5.	RECEIVABLES

As at	June 30, 2026	December 31, 2025
Trade accounts receivable	$668,719	$947,939
Sales tax receivable	454,681	93,643
	$1,123,400	$1,041,582

The average trade credit allowed on the sale of goods is between 30 and 60 days from the date of shipment. Sales that require deposits are typically agreed to in advance to mitigate the potential for default.

The Company has recognized an allowance for doubtful trade receivables on accounts that are past due by more than 31 days based on best estimates of future expected credit losses and estimated irrecoverable amounts determined by reference to past experiences.

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting year. The concentration of credit risk is limited due to the fact that the customer base is diversified. The provision for expected credit losses is as follows:

Provision for doubtful accounts

Balance at December 31, 2024	(429,506)
Additional amounts provided for during the year	(302,067)
Trade receivables written off during the year	186,211
Foreign exchange	6,933
Balance at December 31, 2025	(538,429)
Additional amounts recovered during the period	45,436
Foreign exchange	(1,358)
Balance at June 30, 2026	$(494,351)

9

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

5.	RECEIVABLES (CONT’D)

During the three months and six months ended June 30, 2026, the Company recorded an expected credit loss recovery of $60,653 and $45,436 (2025 – expected credit loss $24,473 and expected credit loss $63,256).

The Company assumes that the credit risk on a financial asset has increased if it is outstanding beyond the agreed payment terms. The Company considers a receivable to be in default when the customer is unlikely to pay its obligations to the Company in full. The carrying amount of a receivable is written off (either partially or in full) to the extent that there is no realistic prospect of recovery.

Indicators that there is no reasonable expectation of recovery include, amongst others, business failure, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments over the negotiated contract period.

6.	INVENTORY

As at	June 30, 2026	December 31, 2025
Finished goods	$6,895,109	$2,233,225
Work in process	77,079	107,287
Raw materials	3,488,577	1,562,627
	$10,460,765	$3,903,139

During the three and six months ended June 30, 2026, $1,876,934 (2025 - $1,410,092) and $3,710,185 (2025 – $2,481,257) of inventory was recognized in cost of sales respectively including an allowance to value its inventory for obsolete and slow-moving inventory of $43,662 (2025 – provision $10,421) and $149,503 (2025 - provision $28,246) respectively.

Cost of sales consists of the following:

	For the three months ended		For the six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Inventory	$1,876,934	$1,410,092	$3,710,185	$2,481,257
Consulting and services	117,237	180,547	151,594	204,936
Other	136,917	20,024	233,901	162,098
	$2,131,088	$1,610,663	$4,095,680	$2,848,291

7.	PREPAIDS AND DEPOSITS

As at	June 30, 2026	December 31, 2025
Insurance	$89,136	$526,555
Prepaid other	554,590	214,493
Deposits	4,989,078	4,016,052
	$5,632,804	$4,757,100

10

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

8.	EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Vehicles	Total
Cost
Balance at December 31, 2024	$130,328	$997,416	$88,889	$60,343	$1,276,976
Additions	62,145	908,221	1,300	-	971,666
Disposals	(28,031)	(135,046)	(38,266)	-	(201,343)
Balance at December 31, 2025	164,442	$1,770,591	$51,923	$60,343	$2,047,299
Additions	138,057	557,744	9,540	-	705,341
Disposals	(17,837)	(165,940)	-	-	(183,777)
Foreign exchange	159	21,076	-	-	21,235
Balance at June 30, 2026	$284,821	2,183,471	61,463	60,343	2,590,098

Accumulated depreciation
Balance at December 31, 2024	$92,676	$591,603	$24,635	$38,520	$747,434
Charge for the year	41,903	205,491	12,568	6,546	266,508
Disposals	(24,246)	(121,765)	(12,706)	-	(158,717)
Balance at December 31, 2025	110,333	675,329	24,497	45,066	855,225
Charge for the period	25,233	180,175	5,702	2,293	213,403
Disposals	(17,197)	(147,452)	-	-	(164,649)
Foreign exchange	10	1,058	-	-	1,068
Balance at June 30, 2026	$118,379	709,110	30,199	47,359	905,047

Net book value:
December 31, 2025	$54,109	$1,095,262	$27,426	$15,277	$1,192,074
June 30, 2026	$166,442	1,474,361	31,264	12,984	1,685,051

Depreciation commences when assets are available for use. Depreciation expense for the three and six months ended June 30, 2026 of $4,441 (2025 - $7,966) and $6,758 respectively (2025 - $15,931) is included in the cost of sales.

9.	GOODWILL

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the business at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to each cash generating unit (“CGU”) that is expected to benefit from the synergies of the related business combination. The Company currently has two CGU’s and goodwill is part of the drones segment.

The goodwill represents the value of acquiring the ability to produce a new fixed wing drone that was not part of the Company’s current offering and the expertise and processes acquired through employees brought across with the knowledge to produce these drones.

Management believes that any reasonably possible change in the key assumptions on which Skip’s recoverable amount is based would not cause Skip’s carrying amount to exceed its recoverable amount.

June 30, 2026
Cost
Goodwill on Skip acquisition (note 4)	$2,961,303
Balance at June 30, 2026	$2,961,303

11

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

10.	RIGHT OF USE ASSETS

The Company has three leases with expiration dates of January 31, 2027, and September 30, 2028.

Total
Cost
Balance at December 31, 2025, and 2024	$1,455,039
Additions	36,110
Balance at June 30, 2026	1,491,149

Accumulated depreciation
Balance at December 31, 2024	$1,082,695
Charge for the year	142,728
Balance at December 31, 2025	$1,225,423
Charge for the period	73,099
Balance at June 30, 2026	$1,298,522

Net book value:
December 31, 2025	$229,616
June 30, 2026	$192,627

Depreciation expense for the three and six month period ended June 30, 2026 in the amount of $1,529 (2025 - $1,996) and $2,115 respectively (2025 - $3,992) is included in the cost of sales.

ROU Assets consist of the following:	June 30, 2026	December 31,2025
Buildings	$192,627	$229,616

11.	LEASE LIABILITIES

The Company leases certain assets under lease agreements. The lease liabilities consist of leases of facilities with terms ranging from one to five years. The leases are calculated using incremental borrowing rates ranging from 11.7% to 13.3%.

Total
Balance at December 31, 2024	$428,021
Interest expense	36,711
Lease payments	(190,857)
Balance at December 31, 2025	273,875
Interest expense	12,636
Additions	36,110
Lease payments	(96,351)
Balance at June 30, 2026	$226,270

Which consists of:

	June 30, 2026	December 31, 2025
Current lease liability	$138,107	$143,624
Non-current lease liability	88,163	130,251
Ending balance	$226,270	$273,875

12

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

11.	LEASE LIABILITIES (CONT’D)

Maturity analysis	June 30, 2026	December 31, 2025
Less than one year	$153,710	$165,022
One to three years	93,386	141,519
Four to five years	-	-
Total undiscounted lease liabilities	247,096	306,541
Amount representing interest	(20,826)	(32,666)
	$226,270	$273,875

The three month and six month variable lease payments of $12,978 (2025 - $12,567) and $26,567 (2025 - $25,773) respectively have been recognized in profit and loss.

12.	TRADE PAYABLES AND ACCRUED LIABILITIES

As at	June 30, 2026	December 31, 2025
Trade accounts payable	$1,598,605	$667,396
Accrued liabilities	2,695,844	2,729,947
Ending balance	$4,294,449	$3,397,343

13.	DEFERRED INCOME

At times, the Company may take payment in advance for services to be rendered. These amounts are held and recognized as services are rendered.

	June 30, 2026	December 31, 2025
Deferred, revenue beginning	$209,749	$86,681
Revenue recognized	(139,843)	(90,781)
Unearned revenues received	99,586	223,426
Foreign exchange	2,028	(9,577)
	$171,520	$209,749
Current portion	$139,759	$165,237
Long term portion	31,761	44,512
	$171,520	$209,749

Deferred revenue of $139,759 (2025 - $165,237) as of June 30, 2026 is expected to be recognized as revenue within one year. The remaining is related to long-term support and maintenance arrangements and will be recognized according to the terms of these arrangements over the next 2.0 years.

13

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

14.	SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the six months ended June 30, 2026,

●	On February 23, 2026, the Company issued 5,030,000 common shares and 2,120,000 pre-funded warrants in a financing for $68,277,951 with share issue costs of $8,136,847 ($5,729,246 allocated to equity and $2,412,431 to expense), including $2,976,520 related to broker warrants, for net proceeds of $60,141,104. The value of the issuance was allocated $48,033,503 to common shares and $20,244,448 to the pre-funded warrants as a derivative liability. As at June 30, 2026 the pre-funded warrants were fully exercised using the cashless exercise option.

During the year ended December 31, 2025,

●	The Company issued 216,738 common shares for the vesting of restricted share units.
●	On May 5, 2025, the Company issued 1,715,000 units consisting of one common share and one warrant in a financing for $4,973,404 with share issue costs of $829,316, including $163,757 related to broker warrants, for net proceeds of $4,144,088. The value of the issuance was allocated $4,545,997 to the shares and $427,407 to the warrants based on the residual method. This issuance included an overallotment of 100,000 warrants convertible to 100,000 shares.
●	The Company issued 100,000 shares related to the overallotment of the May 5, 2025 share issuance for gross proceeds of $294,000 with share issue costs of $28,030 for net proceeds of $265,970.
●	On June 12, 2025 the Company issued 5,500,000 units consisting of one common share and one warrant in a financing for $18,758,889 with share issue costs of $2,258,143, including $632,798 related to broker warrants, for net proceeds of $16,500,747. The value of the issuance was allocated $18,082,472 to the shares and $676,418 to the warrants based on the residual method.
●	On July 21, 2025 the Company issued 4,672,895 units consisting of one common share and one warrant in a financing for $34,279,276 with share issue costs of $4,100,807, including $1,429,172 related to broker warrants, for net proceeds of $30,178,469. The warrants were valued at $nil based on the residual method.
●	11,712,347 shares were issued for the exercise of warrants
●	The Company incurred share issue costs of $140,000 related to the June 30, 2023 base shelf prospectus and included in share issuance costs.

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 15% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

14

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

14.	SHARE CAPITAL (CONT’D)

As at June 30, 2026, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$62.50	3.58	10,464	10,464
April 30, 2020	April 30, 2030	$62.50	4.07	160	160
April 30, 2020	April 30, 2030	$96.25	4.07	4,400	4,400
November 24, 2020	November 24, 2030	$62.50	4.64	1,280	1,280
February 2, 2021	February 2, 2031	$330.00	4.83	1,200	1,200
April 27, 2021	April 27, 2031	$253.75	5.06	3,240	3,240
September 9, 2021	September 9, 2026	$121.00	0.44	1,034	1,034
November 9, 2023	November 9, 2033	$15.75	7.60	1,200	1,200
				22,978	22,978

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2024	31,604	$112.05
Forfeited	(3,746)	113.55
Expired	(4,000)	80.00
Outstanding, December 31, 2025	23,858	$116.34
Forfeited	(480)	221.88
Expired	(400)	347.50
Outstanding, June 30, 2026	22,978	110.11

No options were granted by the Company during the six months ended June 30, 2026 (June 30, 2025 - nil).

Restricted Stock Units

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, restricted stock units (RSUs). The number of RSUs awarded and underlying vesting conditions are determined by the Board of Directors in its discretion. RSUs will have a vesting period determined by the board not to exceed 3 years following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 15% (in the aggregate) of the issued and outstanding common shares from time to time.

The grant date fair value of the RSU’s generally approximates the cost of purchasing the shares in the open market.

15

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

14.	SHARE CAPITAL (CONT’D)

As at June 30, 2026, the Company had the following RSUs outstanding:

Number of RSUs
Outstanding, December 31, 2024	188,100
Vested	(216,738)
Issued	450,964
Forfeited	(9,175)
Outstanding, December 31, 2025	413,151
Vested	(652,584)
Issued	2,018,983
Forfeited	(11,900)
Outstanding, June 30, 2026	1,767,650

Each RSU is exercisable into one common share of the Company upon the vesting conditions being met for a period of eighteen months to 3 years from the grant date.

During the six months ended June 30, 2026 the Company issued 723,704 RSU’s with a fair value of $5,706,818 and 1,295,279 performance based RSU’s with a fair value of $2,905,278 (total RSU issuance of 2,018,983 RSUs with a value of $ 8,612,096) that vest over 1-3 years.

Of the total performance based RSUs granted, 1,270,113 performance based RSUs had a fair value of $2,699,672 and of the total non-performance based RSUs granted, 423,371 had a fair value of $3,458,941 that were issued to the CEO for a total grant of 1,693,484 RSUs with a total fair value of $6,158,613. The non-performance RSUs of 423,371, representing 25% of the total grant, vested on grant, with the remaining performance RSUs representing 75% of the grant, vesting 25% per anniversary over 3 years based on the following performance targets being met:

●	market capitalization attained and maintained for a minimum of 90 days of $400 million USD for year one and $500 million USD for years two and three;
●	projected revenue based on the annual board approved budget;
●	completed financing based on the annual board approved budget.

The first, second and third tranches vest only if all three of the noted targets are met at the end of fiscal 2026, 2027 and 2028 and will vest on March 1 of the year following the end of the respective fiscal years. If any one of the targets is missed, no vesting will occur for that tranche. A 50% probability was applied for estimated achievement of the performance targets based on historical payouts related to performance based compensation.

The fair value of the 1,270,113 performance based RSU’s issued to the CEO of $2,699,672 was calculated using a Monte Carlo simulation which utilized Geometric Brownian Motion to simulate share prices over the life of the RSU’s. During the six months ended June 30, 2026, the Company recognized $278,018 of the share based compensation on the future tranches. Estimates included in the Monte Carlo simulation are as follows:

As at grant date April 15, 2026	First Vest	Second Vest	Third Vest
Starting share price - CAD	$8.16	$8.16	$8.16
Volatility	137.2%	137.2%	137.2%
Number of years to vest	0.877	1.879	2.879
Interpolated risk free rate	2.54%	2.76%	2.896%

Value of conversion feature	1.9166	4.7156	6.1210
Number of RSU’s outstanding	423,371	423,371	423,371
Fair value of RSU’s, pre-vesting adjustment	$811,442	$1,996,456	$2,591,445
Probability of performance vesting	50%	50%	50%
Fair value of RSU’s	$405,721	$998,228	$1,295,723

The fair value of the 25,166 performance based RSU’s granted to non-CEO executives is $205,606. These did not contain any market conditions so were valued using the closing share prices from the date before grant and a 50% probability was applied for estimated achievement of the performance targets based on historical payouts related to performance based compensation.

During the three and six months ended June 30, 2026, the Company recorded share-based payment expense of $4,808,448 (2025 - $374,439) and $5,053,133 (2025 - $662,307) for RSUs. For the three and six months respectively, $4,530,430 and $4,775,115 for RSU’s valued based on the fair values of RSUs granted which were calculated using the closing price of the Company’s stock on the day prior to grant. For both the three and six months $278,018 was recorded for the immediate vest of the CEO RSU’s valued using the Monte Carlo simulation.

Warrants

During the three months ended June 30, 2026 the Company issued pre-funded warrants (“USD pre-funded Warrants”) where a portion of the funds related to the eventual exercise have already been received with the remaining exercise price in USD. As the pre-funded warrants have a cashless exercise option and were not issued in exchange for services, the value related to the future exercise price of the USD pre-funded Warrants are required to be recorded as a financial liability and not as equity. As a financial liability, the portion of the USD pre-funded Warrants related to the future exercise price will be revalued on a quarterly basis to fair market value with the change in fair value being recorded in profit or loss. The Company valued the prefunded warrants in relation to the Company’s share price as the exercise price of the prefunded warrants was nominal.

February issuance
2026 issuances	Broker
Volatility	137.94%
Risk free rate	3.45%
Expected life	3 years
Expected dividend yield	0%

	May Issuance	June Issuance	July Issuance
2025 issuances	Broker	Broker	Broker
Volatility	122.15%	125.42%	131.17%
Risk free rate	3.63%	3.85%	3.89%
Expected life	3 years	3 years	3 years
Expected dividend yield	0%	0%	0%

16

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

14.	SHARE CAPITAL (CONT’D)

Warrant Derivative Liability

Balance at December 31, 2024	$2,198,121
Exercised	(4,353,939)
Change in fair value of warrants outstanding	2,648,288
Balance at December 31, 2025	$492,470
Pre-funded warrants issued	20,244,448
Warrants and pre-funded warrants exercised	(19,360,086)
Change in fair value of warrants and pre-funded outstanding	(1,038,800)
Balance at June 30, 2026	$338,032

Details of these warrants and their fair values are as follows:

Issue Date	Exercise Price		Number of Warrants Outstanding at June 30, 2026	Fair Value at June 30, 2026	Number of Warrants Outstanding at December 31, 2025	Fair Value at December 31, 2025
Derivative Liability
February 26, 2024 (1)	US$	4.4025	60,715	$338,032	61,911	$492,470
February 23, 2026 (2)		$0.00014	-	-	-	-
			60,715	$338,032	61,911	$492,470
1)	The warrants expire February 26, 2029.
2)	These warrants were exercised during the period ended June 30, 2026.

The fair values of the warrants were estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	June 30, 2026	December 31, 2025
Risk free interest rate	4.15%	3.55%
Expected volatility	134.47%	139.39%
Expected life	2.66 years	3.16 years
Expected dividend yield	0%	0%

As at June 30, 2026, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price		Number of warrants outstanding
October 30, 2023	October 30, 2026		$23.20	12,800
February 26, 2024	February 26, 2029	US$	4.4025	60,715
May 5, 2025	May 5, 2030		$3.9779	7,500
June 12, 2025	June 12, 2030		$5.0768	1,014,500
July 21, 2025	July 21, 2030		$7.3579	3,495,732
February 23, 2026	February 23, 2029		$11.9744	357,500
June 9, 2026	June 9, 2027		$0.00	386,670
June 9, 2026	June 9, 2028		$0.00	309,336
				5,644,753

The weighted average remaining contractual life of warrants outstanding as of June 30, 2026, was 3.60 years (December 31, 2025 – 4.5 years).

17

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

14.	SHARE CAPITAL (CONT’D)

Compensation warrants

On June 9, 2026 the Company closed the asset acquisition with Skip resulting in two tranches of warrants being issued to the two founders who are now employees of the Company. The terms are as follows:

a)	Warrants have been issued that will automatically convert into common shares for $nil consideration on the first anniversary of the close if both of the founders are still employed by the Company. The number of warrants issued were based on the 30 day VWAP of the Company to a value of $2,500,000 USD resulting in 386,670 warrants.
b)	Warrants have been issued that will automatically convert into common shares and cash for $nil consideration on the second anniversary of the close if both of the founders are still employed by the Company and operations related to Skip have achieved $1,500,000 USD in reported revenue in the period commencing at closing and ending on December 31, 2026. The warrants can be satisfied in a combination of cash and shares with a maximum of 80% in shares. The total value of these warrants at close was $2,500,000 USD. The number of warrants issued was 309,336 based on the 30 day VWAP of the Company to a value of $2,000,000 USD representing the maximum portion to settle in shares.

The fair value of the first tranche of warrants was determined to be $2,143,389 CAD on grant date using a discount for lack of marketability as 90% of the shares will be released from escrow over a period of three years from the date of conversion. The Company recognized an expense of $115,767 CAD in the quarter.

The fair value of the second tranche of warrants was determined to be $2,236,343 CAD (cash portion - $576,322; share portion - $1,660,021) on grant date using a discount for lack of marketability as 90% of the shares will be released from escrow over a period of three years from the date of conversion. The Company did not record any expense in the quarter as it is not more likely than not that the revenue threshold will be met at this time. This will be re-evaluated at each reporting period.

When the warrants convert on their respective anniversaries 10% of the shares will be released immediately and the remaining 90% of the shares will be placed in escrow to be released as follows:

-	15% 6 months after the exercise date
-	15% 12 months after the exercise date
-	15% 18 months after the exercise date
-	15% 24 months after the exercise date
-	15% 30 months after the exercise date
-	15% 36 months after the exercise date

18

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

15.	SEGMENTED INFORMATION

As at and for the three months ended June 30, 2026 the Company operates in 2 reportable segments (as at and for the year ended December 21, 2025 – 2). The Company organizes its two segments based on its product line as well as a corporate segment. The two segments are Drones and Corporate. The Drones segment derives its revenue from products and services related to the sale of unmanned aerial vehicles (UAV) while the Corporate segment includes all costs not directly associated with the Drone segment. The Company aggregates the information for the segments by analyzing the revenue stream and allocating direct costs to that respective segment. The Corporate segment is aggregated by relying on the entity that includes corporate costs (Draganfly Inc.).

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.

The board of the Company relies on executive management which assesses the financial performance and position of the group and makes strategic decisions. Executive management, which has been identified as being the chief operating decision maker, consists of the chief executive officer, chief operating officer and chief financial officer.

June 30, 2026	Drones	Corporate	Total
Sales of goods	$4,792,509	-	4,792,509
Provision of services	184,081	-	184,081
Total revenue	4,976,590	-	4,976,590
Segment loss (income)	3,251,589	11,135,340	14,386,929
Finance and other costs	1,819,740	-	1,819,740
Depreciation	261,685	1,432	263,117
Amortization	3,611	-	3,611
Change in fair value of derivative liability	-	1,038,800	1,038,800
Loss on write-off of notes receivable	-	-	-
Loss on write down of inventory	149,503	-	149,503
Net loss for the period	$5,486,128	12,175,572	17,661,700

June 30, 2025	Drones	Corporate	Total
Sales of goods	$3,443,396	$-	$3,443,396
Provision of services	219,574	-	219,574
Total revenue	3,662,970	-	3,662,970
Segment loss (income)	4,301,973	3,704,091	8,006,064
Finance and other costs	44,494	-	44,494
Depreciation	142,374	6,090	148,464
Amortization	4,514	-	4,514
Change in fair value of derivative liability	-	(22,489)	(22,489)
Loss on write-off of notes receivable	-	34,185	34,185
Loss on write down of inventory	(28,246)	-	(28,246)
Net loss for the period	$4,465,109	$3,721,877	$8,186,986

19

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

15.	SEGMENTED INFORMATION (CONT’D)

	June 30, 2026	December 31, 2025
Non-current assets
Canada	$1,280,392	$980,758
United States	3,619,662	548,473
	$4,900,054	$1,529,231

Geographic revenue is measured by aggregating sales based on the country and the entity where the sale was made.

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Revenue
Canada	$2,593,318	$2,111,751	$4,901,693	$3,655,834
United States	70,919	3,504	74,897	7,136
	$2,664,237	$2,115,255	$4,976,590	$3,662,970

16.	OFFICE AND MISCELLANEOUS

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Advertising, Marketing, and Investor Relations	$908,684	$322,381	$1,436,898	$546,366
Compliance fees	186,944	263,170	302,575	298,953
Business development	966,385	141,693	1,538,974	292,558
General freight	117,981	120,132	236,808	196,741
Subscription, membership & IT support	254,741	163,594	436,922	237,738
Rent	92,237	24,525	144,144	60,299
Shop Supplies	131,041	35,333	305,103	53,540
General office	263,314	87,676	406,011	192,966
	$2,921,327	$1,158,504	$4,807,435	$1,879,161

17.	OTHER EXPENSE

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Share issue costs	$2,066	$-	$2,414,497	$-
Write off of accounts (payable) receivable	(60,712)	47,140	(45,496)	71,614
Other	(1,813)	(3,796)	(2,012)	(3,820)
	$(60,459)	$43,344	$2,366,989	$67,794

20

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

18.	RELATED PARTY TRANSACTIONS

On August 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group (“BIG”), a company that Cameron Chell, CEO and director has a material interest in that he previously controlled, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The services are provided by a team of consultants and the costs of all charges are based on the fees set in the Agreement. For the three and six months ended June 30, 2026, the Company incurred fees of $182,993 (2025 - $85,395) and $282,570 (2025 - $165,345) respectively. As at June 30, 2026, the Company was indebted to this company in the amount of $50,056 (2025 - $nil).

On October 1, 2019, the Company entered into an independent consultant agreement (“Consultant Agreement”) with 1502372 Alberta Ltd, a company controlled by Cameron Chell, CEO and director, to provide executive consulting services to the Company. The costs of all charges are based on the fees set in the Consultant Agreement. For the three and six months ended June 30, 2026, the Company incurred fees of $291,842 (2025 - $310,192) and $447,035 (2025 - $414,419) respectively. As at June 30, 2026, the Company was indebted to this company in the amount of $nil (2025 - $nil).

On July 3, 2020, the Company entered into an executive consultant agreement (“Executive Agreement”) with Scott Larson, a director of the Company, to provide executive consulting services, as President, to the Company. On May 2, 2022, the Company and entered into an agreement with Scott Larson, a director, to provide executive consulting services to the Company and all fees are set in the consulting agreement. For the three and six months ended June 30, 2026, the Company incurred fees of $nil (2025 - $36,597) and $61,666 (2025 - $39,458). As at June 30, 2026, the Company was indebted to this company in the amount of $nil (2024 - $9,000). As of January 19, 2026 the contract for consulting services was terminated and as of June 2, 2026 Scott stepped down as a director of Draganfly.

For the three and six months ended June, 2026 and 2025 salary and commissions were paid to family members of key management. In addition, during 2025, one family member was paid as a contractor prior to becoming an employee. The amounts paid were $76,795 and $235,672 (2025 - $19,053).

Trade receivables/payables and accrued receivables/payables:

As at June 30, 2026, the Company had $202,773 (2025 - $80,212) payable to related parties that was included in accounts payable. The balances outstanding are unsecured, non-interest bearing and due on demand.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. Compensation awarded to key management for the three and six months ended June 30, 2026 and 2025 included:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Director fees	$152,717	$139,187	$272,215	$271,838
Salaries	472,432	237,746	844,340	455,256
Share-based payments	4,334,263	205,363	4,484,623	399,563
	$4,959,412	$582,296	$5,601,178	$1,126,657

21

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

18.	RELATED PARTY TRANSACTIONS (CONT’D)

Other related party transactions

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Management fees paid to a company controlled by CEO and director	$291,842	$85,395	$447,035	$178,679
Management fees paid to a company that the CEO holds an economic interest in	182,993	306,425	282,570	410,651
Salary and commission paid to family of key management	82,082	69,944	158,877	121,592
Management fees paid to a company controlled by a director	-	36,597	61,666	39,458
	$556,917	$498,361	$950,148	$750,380

19.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that of an unexpected loss if a customer or third party fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and receivables. The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution. The Company performs credit evaluations of its customers to reduce the credit risk of receivable balances.

Receivables

Receivables primarily consist of trade receivables, accrued receivables and taxes receivable. The Corporation’s exposure to credit risk is associated with trade receivables and the potential risk that any customer is unable to pay amounts due. Allowances for doubtful accounts and bad debts are estimated as at the balance sheet date. The amounts reported for trade receivables on the balance sheet are net of allowances for doubtful accounts and the net carrying value represents the Corporation’s maximum exposure to credit risk.

Management reviews past due trade receivables balances on a continuous basis to monitor potential credit risks. Accounts are considered for impairment on a case-by-case basis when they are past due or when objective evidence is received that a customer may default. A number of factors are considered in determining the likelihood of impairment. All bad debt write-offs and changes in the doubtful trade receivables reserve are expensed or credited, as applicable, to selling expenses in the condensed consolidated interim statement of comprehensive loss.

Draganfly believes that credit risk associated with its trade receivables is limited for the following reasons:

●	Trade receivables balances are spread amongst a broad customer base;
●	The aging profile of trade receivables balances is systematically monitored by management; and
●	Payments for larger orders are requested at least partially in advance of products being shipped

22

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

19.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

The following table summarizes the sensitivity of the fair value of the Company’s risk to foreign exchange rates, with all other variables held constant. Fluctuations of 10 percent in the foreign exchange rate between US dollars and Canadian dollars could have resulted in a change impacting net loss upon consolidation as follows:

	June 30, 2026			June 30, 2025
	USD	Change in currency	Effect on after tax loss	USD	Change in currency	Effect on after tax loss
Net monetary assets	$89,418,825	10%	$12,550,215	$16,512,887	10%	$2,267,191
Net monetary liabilities	(294,946)	10%	(41,912)	(212,622)	10%	(29,008)

Fair value

A number of the Company’s accounting policies and disclosures require the measurement of fair values for financial assets and liabilities. The Company has established a control framework with respect to the measurement of fair values. Fair values are categorized into different levels of a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

Cash, equity securities in investee companies and warrants are measured at fair value. The financial assets and liabilities measured at fair value by hierarchy are shown in the table below. The amounts shown are based on the amounts recognized in the condensed consolidated interim statements of financial position. These financial assets and liabilities are measured at fair value through profit and loss.

June 30, 2026	Level 1	Level 3	Total
Cash	$131,908,197	$-	$131,908,197
Equity securities in investee companies	28,571	-	28,571
Derivative liability	-	(338,032)	(338,032)
Total	$131,936,768	$(338,032)	$131,598,736

December 31, 2025	Level 1	Level 3	Total
Cash	$90,156,821	$-	$90,156,821
Equity securities in investee companies	71,429	-	71,429
Derivative liability	-	(492,470)	(492,470)
Total	$90,228,250	$(492,470)	$89,735,780

23

Draganfly Inc. Notes to the Condensed Consolidated Interim Financial Statements For the Three and Six Months Ended June 30, 2026 Expressed in Canadian Dollars (unaudited)

19.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONT’D)

The following table shows the valuation techniques used in measuring Level 3 fair values for the derivative liability as well as the significant unobservable inputs used.

Type	Valuation technique	Key inputs	Inter-relationship between significant inputs and fair value measurement
Warrant derivative liability	The fair value of the warrants derivative liability at initial recognition and at year end has been calculated using the Black Scholes Option Pricing Model	Key observable inputs ● Share price ● Risk free interest rate ● Dividend yield Key unobservable inputs ● Expected volatility

The estimated fair value would increase (decrease) if:

● The price was higher (lower)

● The risk-free rate was higher (lower)

● The dividend yield was lower (higher)

● The expected volatility was higher (lower)

For the fair value of the derivative liability, reasonable possible changes to the expected volatility, the most significant unobservable input would have the following effects:

Unobservable Inputs	Change	Impact on comprehensive loss
		Six months ended June 30, 2026	Year ended December 31, 2025
Volatility	20%	$13,144	$25,437

24